Exhibit 3.2

Amendment of By-Laws

CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.

BOARD OF TRUSTEES

MAY 16, 2005

RESOLVED, That, effective May 16, 2005, the By-Laws be and the same hereby are amended as follows:

(i)	Section 10 of the By-Laws shall read in its entirety:

“The Board of Trustees, as soon as may be after the election of Trustees in each year, shall elect from their number a Chairman of the Board and shall elect a President, one of whom the Board shall designate to be the chief executive officer of the Company. The Board shall also elect one or more Vice Presidents, a Secretary and a Treasurer, and may from time to time elect such other officers as they may deem proper. Any two or more offices may be held by the same person, except as otherwise may be required by law.”

(ii)	References in the By-Laws to the position of “Vice Chairman” shall be deleted.